Exhibit 5.3

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	020 7418 1300 tel 020 7418 1400 fax

May 8, 2018

Lloyds Bank plc

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for Lloyds Bank plc, a public limited company organized under the laws of England and Wales (the “Company”), and Lloyds Banking Group plc, a public limited company organized under the laws of Scotland (the “Guarantor”), in connection with the Company’s offering of $1,250,000,000 aggregate principal amount of the Issuer’s 3.300% Senior Notes due 2021 (the “Fixed Rate Senior Notes”) and $1,000,000,000 aggregate principal amount of its Floating Rate Notes due 2021 (the “Floating Rate Notes” and, together with the Fixed Rate Senior Notes, the “Senior Notes”), each guaranteed by the Guarantor (the “Guarantees” and, together with the Senior Notes, the “Securities”) in an underwritten public offering pursuant to (i) the Underwriting Agreement dated May 1, 2018 (the “Base Underwriting Agreement”) and (ii) the Pricing Agreement dated as of May 1, 2018 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”). The Securities are to be issued pursuant to the provisions of the senior debt securities indenture dated as of July 6, 2010 (the “Senior Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, acting through its London Branch, as trustee (the “Trustee”), as supplemented by the eighth supplemental indenture dated as of the date hereof among the Company, the Guarantor and the Trustee (the “Eighth Supplemental Indenture” and, together with the Senior Indenture, the “Indenture”).

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Lloyds Banking Group plc	May 8, 2018	pg. 2

executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company and the Guarantor that we reviewed were and are accurate and (vi) all representations made by the Company and the Guarantor as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion:

(1)	Assuming that the Senior Indenture and the Eighth Supplemental Indenture have been duly authorized, executed and delivered by the Company insofar as English law is concerned and the Guarantor insofar as Scots law is concerned, the Senior Indenture and the Eighth Supplemental Indenture have been duly executed and delivered by the Company and the Guarantor, and assuming that the Senior Indenture and the Eighth Supplemental Indenture have been duly authorized, executed and delivered by each of the Company and the Trustee and that each of the Trustee, the Company and the Guarantor has full power, authority and legal right to enter into and perform its obligations thereunder, the Senior Indenture and the Eighth Supplemental Indenture constitute valid and binding agreements of the Company and the Guarantor, enforceable against the Company and the Guarantor in accordance with their terms, provided that we express no opinion as to the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Securities to the extent determined to constitute unearned interest; and

(2)	Assuming that the Securities have been duly authorized, executed and delivered by the Company insofar as English law is concerned and the Guarantor insofar as Scots law is concerned, the Securities, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company and the Guarantor entitled to the benefits of the Indenture, enforceable against the Company and the Guarantor in accordance with their terms, provided that we express no opinion as to the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Securities to the extent determined to constitute unearned interest.

Our opinions in paragraphs (1) and (2) are subject to (i) the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability and (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights.

We express no opinion with respect to the provisions in the Securities relating to the acknowledgement of and consent to the exercise of any U.K. bail-in power (as defined therein) or Section 3.10 of the Eighth Supplemental Indenture.

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States, except that we express no opinion as to any law, rule or regulation that is applicable to the Company or the Guarantor, the Documents or the transactions contemplated thereby solely because such law, rule or

Davis Polk & Wardwell London LLP

Lloyds Banking Group plc	May 8, 2018	pg. 3

regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate. Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent inquiry or investigation, on the opinion of CMS Cameron McKenna Nabarro Olswang LLP, special legal counsel in Scotland for the Company and the Guarantor, dated as of May 8, 2018, to be filed as an exhibit to a report on Form 6-K concurrently with this opinion. Insofar as the foregoing opinion involves matters governed by English law, we have relied, without independent investigation, on the opinion of Linklaters LLP, special legal counsel in England for the Company and the Guarantor, dated as of May 8, 2018, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell London LLP

Davis Polk & Wardwell London LLP